

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

September 10, 2009

Michael Rouse
Chief Executive Officer
Turbine Truck Engines, Inc.
917 Biscayne Boulevard Suite 6
Deland, Florida 32724

   **Re: Turbine Truck Engines, Inc.
   Form 10-K for the year ended December 31, 2008
   File No. 333-109118**

Dear Mr. Rouse:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief